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                                                                    Exhibit 4.17

THIS AGREEMENT is made the 14 day of February 2002 and sets out the terms and conditions of employment between ENODIS plc ("the Company") whose registered office is at Washington House, 40-41 Conduit Street, London W1S 2YQ and ANDREW ALLNER of 9 The Crescent, Barnes, London SW13 0NN ("you" or "the Employee")

IT IS HEREBY AGREED AS FOLLOWS:-

1.   COMMENCEMENT DATE AND DURATION

     (a) As from 2 November 2001 ("the Commencement Date") you will be employed by the Company under the terms of this Agreement and your employment will continue (subject to the provisions for early termination) unless terminated by the Company giving you 12 months' notice in writing or by your giving to the Company 3 months' notice in writing. Your previous employment with the Company will count towards your continuity of service with the Company which commenced on 30 October 2000.

     (b) During any period of notice of termination (whether given by the Company or you) the Company shall be under no obligation to assign any duties to you, or to provide any work for you and shall be entitled to exclude you from its premises, provided that this will not affect your entitlement to receive your normal salary and other benefits including your entitlement to continue existing participation in bonus and other incentive schemes including share option schemes, (except that you will cease to accrue holiday during any such period), provided always that this Clause 1 (b) will not be utilised by the Company for any period in excess of 6 months.

     (c) Notwithstanding Clause 1 (a) above, your employment will automatically terminate when you reach the normal retiring age applicable to employees of the Company.

     (d) In the event that the Company terminates your employment (including circumstances in which you are constructively dismissed) otherwise than upon a Change of Control (in which event clause 10 of this Agreement shall apply) without "cause" (i.e. without a reason or reasons entitling the Company to terminate your employment immediately as set out in Clause 10 of this Agreement) the Company shall forthwith upon termination:

          (i) pay you a sum equivalent to 95% of the value as at the date of termination of 12 months' basic salary;

          (ii) pay you a sum equivalent to 95% of the value at the date of termination of 12 months' additional salary as calculated in accordance with Clause 7(a) hereof;

          (iii) procure that maximum discretions are exercised in your favour under the Company's bonus schemes, the Company's Executive Share Option Scheme, and schemes or plans referred to in Clause 7(g) and any successor schemes;

          (iv) continue to provide your medical insurance and life assurance for a period of 12 months following the date of termination of employment on the terms applicable immediately prior thereto or, if it is not reasonably practicable, to continue to provide such benefits, make a payment to you to enable you to purchase similar benefits on broadly comparable terms;

          (v) pay you a sum equivalent to your annual car allowance (as set out at clause 7(f) below);

          (vi) arrange outplacement counselling for you at a level appropriate to your status and position as reasonably determined by the Company; and

          (vii) additionally you will be entitled to a sum in respect of bonus due (if any) payable at the same time as bonuses to other participants in the relevant bonus scheme are paid in respect of the financial year in which termination of employment occurs, for the period worked up to the date of termination and, if your employment is terminated on or prior to 31 May 2003, you will be entitled to a sum equal to 95% of the target bonus payment you would have received (in accordance with the rules of the relevant bonus year) had you worked your period of notice with the

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               Company forthwith upon termination and for the purposes of the bonus due for the period worked up to the date of termination, you shall be treated no less favourably than other executives of your status in respect of the level of bonus paid to you and shall be paid on the normal bonus payment dates of the applicable bonus scheme. For the avoidance of doubt insofar as the bonus provisions of this sub-clause conflict with the provisions of any applicable bonus scheme, the terms of this sub-clause shall prevail.

     (e)  It is recognised that the provisions set out at sub-Clauses 1(d)(i) to
          (vii) above represent pre-agreed liquidated damages and reflect a genuine pre-estimate of the loss that would otherwise be suffered by you.

     (f) The payments made under sub-Clause 1(d) shall be payable less tax and other statutory deductions which the Company is obliged to deduct from such payments and you hereby agree that you will not be entitled to any further or additional compensation or payment of any kind whatsoever in respect of this Agreement, its termination or repudiation and the termination of your employment and waive release and discharge any and all such claims, and undertake to sign such documentation and do such things as the Company may reasonably require to give effect to this.

2.   DUTIES

     (a) You shall hold the office and serve the Company as Chief Executive Officer. You shall during the course of your employment perform such duties and exercise such powers (consistent with such office and which are reasonably within your skill and competence) in respect of the Company and any subsidiary and associated companies (together called the "Group") as may from time to time be reasonably assigned to or reasonably vested in you by the Board and shall from time to time give to the Board all such information regarding such matters as it shall reasonably require and implement and apply the policy of the Company as set forth by the Board from time to time. You shall report to the Board of the Company for the time being.

     (b) During your employment with the Company, unless prevented by ill health or authorised holidays, you will well and faithfully serve and promote the interest of the Company and the Group subject to any commitment you have in respect of the non-executive directorship referred to below. You are also required to give the whole of your time and attention to the service of the Company, and not (without the Company's written consent, which will not be unreasonably withheld) to engage or become interested in any other gainful trade, business or occupation, either independently or as an employee, or to accept any directorships or other positions outside the Group, but this does not preclude you from:

          (i) holding not more than 5% of any class of issued shares or other securities which are listed or dealt with on any recognised stock exchange by way of bona fide investment; or

          (ii) serving as a non-executive director of one other company at any time during your employment under this Agreement. For the avoidance of doubt, you shall be entitled to retain any fees paid in respect of any such non-executive directorship.

     (c) During your employment under this Agreement, and for 6 months after its termination howsoever arising, you will comply (and procure that any spouse and minor children shall comply) with all rules of law, stock exchange regulations and any proper code of conduct of the Company of which you have been notified in writing for the time being in force in relation to your dealing in shares, debentures or other securities.

     (d) The Company shall ensure that you shall have available such authority from the Board, such access to information and Company and Group records and such assistance from other administrative and managerial employees of the Company and Group, consultants and professional advisers, as are necessary for the proper performance of your duties.

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     (e)  The Company and you hereby confirm that for the purpose of Working
          Time Regulations 1998 ("WTR") (which provide (save for certain exceptions) that average working time should not exceed 48 hours for each 7 day period) you will be regarded as a Managing Executive as referred to in Regulation 20(1)(a) WTR. Notwithstanding this acknowledgement, in the event that you are found not to be a Managing Executive, you hereby agree that as from the Commencement Date the above mentioned limit shall not apply to you. This agreement by you shall remain in force indefinitely provided always that you may withdraw your agreement by giving not less than three months' written notice to the Company.

3.   LOCATION AND TRAVEL

     (a) You will work at the current Head Office of the Company or in any place within reasonable daily commuting distance from Barnes, South West London, which the Company may from time to time reasonably require, for the proper performance and exercise of your duties. The Company may reasonably require you to work for limited periods at other Company premises.

     (b) You will also be required on a reasonable basis to travel on the business of the Company or Group, both within the United Kingdom and abroad.

4.   EXPENSES

     (a) The Company will reimburse you the amount of all hotel, travelling and other expenses reasonably and properly incurred by you in the discharge of your duties for the Company on production of the appropriate receipts of evidence of expenditure.

     (b) The Company also undertakes to reimburse the cost of your membership of relevant professional bodies.

5.   HOURS OF WORK

     The office hours are between 9.00 am and 5.15 pm Monday to Friday, with one-hour break for lunch - a total of 36.25 hours. These hours are flexible and you will be expected to work such hours as are reasonably necessary to enable you to fulfil the requirements of this position.

6.   REMUNERATION

     (a) Your basic salary is (pound)350,000 per annum ("basic salary"). Salary will accrue from day to day and is payable in equal monthly instalments in arrears by credit transfer to your bank account. Your salary will be reviewed (upwards only) on the third anniversary of the commencement of your employment hereunder, and annually thereafter, save if there are external circumstances which the Company decides occasion a review.

     (b) You will participate in such discretionary bonus schemes as the Company may operate from time to time for employees of your status. Notwithstanding the terms of any such bonus scheme, if you are employed by the Company under this Agreement for part only of any bonus year, you shall be entitled to a pro rated proportion of the bonus. On termination of employment, payment of such pro rated proportion of bonus will be made at the time other participants in the relevant bonus scheme are paid bonuses in respect of the financial year in which termination occurs.

7.   BENEFITS

     (a) As you have indicated that you do not wish to join the Company's pension schemes, the Company agrees to make a payment to you equivalent to 27% of your base annual salary from time to time instead of making pension contributions into the schemes on your behalf. This payment will accrue from day to day and is payable in respect of each of the

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          Company's financial years as a lump sum on or before 4 April by credit transfer to your bank account. In the event that your employment terminates during the course of a financial year the Company will, upon termination of your employment, pay you a pro rata portion of the pension contribution in respect of the relevant financial year up to the date of termination where this occurs before the payment of the lump sum contribution is made in respect of that year, and you undertake to repay the Company upon termination of your employment the gross amount of the excess pension contribution made by the Company calculated on a pro rata basis where such termination occurs after the lump sum pension contribution has been paid by the Company.

     (b) The Company shall provide you with life assurance cover of four times your basic salary provided that in the event of a material increase in the cost to the Company of providing this benefit its continuation will be conditional on the parties agreeing arrangements satisfactory to both to share the cost of the continued provision of such cover.

     (c) You shall be entitled to membership for yourself and your immediate family of the Company's medical insurance scheme, to membership for yourself of the prolonged disability scheme for the time being in force applicable to full-time employees of equivalent status of the Company in accordance with the rules applicable thereto subject to all underwriting conditions and Inland Revenue rules being met. The Company shall bear the subscriptions of such cover.

     (d) You shall be entitled to participate in the Company's Executive Share Option Scheme.

     (e)  Holidays

          The Company's holiday year is from April 1 to March 31 and your entitlement to paid holidays within that period is 25 days in addition to recognised English public and bank holidays. The entitlement to holiday accrues pro rata throughout each holiday year. The holidays are subject to prior approval of the Company and holidays may not be carried over into a subsequent year without permission, such permission not to be unreasonably withheld. On leaving the employment of the Company, you will be paid for any holidays outstanding. However, the Company reserves the right to recover any overpayment of holiday pay in excess of your entitlement.

     (f)  Company Car

          The Company shall pay you a car allowance of (pound)20,000 per annum payable in monthly instalments (subject to statutory deductions) with your salary. The car allowance shall be reviewed annually in October (upwards only) but shall be increased by not less than the increase in the Retail Price Index.

     (g) In addition to the bonus and benefits referred to in this Agreement, you shall be entitled to participate in such cash incentive plans, long-term incentive plans, share option schemes, bonus schemes and profit share schemes as are operated by the Company from time to time for employees of your status.

8.   ILLNESS

     (a) Under the provision of Statutory Sick Pay Scheme, should you be absent from work due to sickness or injury, you are required to:

          - inform the Company by telephone or in writing as soon as possible during the morning of the first day of absence.

          -    complete a Self-Certification Form for all periods of absence.

          - produce a Doctor's Certificate for periods of absence exceeding seven days, including weekends and statutory holiday and for each week after the first week of absence.

     (b) Unless disqualified, Statutory Sick Pay (SSP) will be paid to the Company for the normal working days absence (i.e. Monday to Friday inclusive - the qualifying days) up to a maximum of twenty-eight weeks in a single period of entitlement.

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     (c)  Disqualification from SSP would be on statutory grounds, late notification without good cause, or in cases where the Company has not been satisfied on reasonable grounds that you are genuinely sick or incapacitated.

     (d) Subject to compliance with the above, you will be entitled to sick pay at your normal rate of salary together with all benefits for a period not exceeding, in the aggregate, twenty-six weeks in the twelve months calculated back from the current illness.

     (e) Should you be absent from work due to sickness for a period or periods in the aggregate in excess of twenty-six weeks in any twelve months, or be subject to persistent or recurring absence due to illness, the Company may require you to undergo an examination by a doctor, the expense of such examination to be borne by the Company.

     (f) In the event of sickness or injury continuing for longer than twenty-six weeks, you will be retained on the Company's payroll for the purpose of receiving any Prolonged Disability Benefits which may be payable. Such continued employment is conditional upon your being and continuing to be entitled to receive the said disability benefit and if you are not so entitled or cease to be so entitled for any reason, the Company may treat your employment as terminated. The Company shall not terminate your employment by reason of illness-related absence if such termination would deprive you of the actual or potential benefit of payments made under any prolonged disability benefits scheme.

9.   HEALTH AND SAFETY

     The Company attaches great importance to the health and safety of its employees, and recognises a duty to prevent, where possible, personal injury by ensuring that the design, construction, operation and maintenance of all equipment, facilities and systems are in accordance with Health and Safety Requirements. In order to achieve this aim, you must ensure not only that you comply with all the requirements of the Company, but also that appropriate training and instruction is given to all employees whom you control in order to prevent injury to themselves and others. The Company has designated the Company Secretary as responsible for the co-ordination of Health and Safety within the Head Office of the Company, and any queries regarding Health and Safety should be directed to him in the first instance.

10.  CHANGE OF CONTROL

     (a) Not less than three months after and not more than 12 months after a Change of Control you shall be entitled to serve 7 days' written notice of termination of your employment (whether or not the company has served notice of termination on you) and to receive the payments provided for in clause 1(d)(i) and (ii). In addition, you will be entitled to:-

          (i) receive a sum equivalent to the value of your contractual benefits under clause 7(b), (c) and (f) for a period of 12 months; and

          (ii) receive a sum in respect of bonus due (if any) for the period worked up to the date of termination (payable at the same time as bonuses to other participants in the relevant bonus scheme are paid in respect of the financial year in which termination of employment occurs) and a sum equal to 95% of the target bonus payment you would have received (in accordance with the rules of the relevant bonus scheme) had you worked your period of notice with the Company forthwith upon termination and for the purposes of the bonus due for the period worked up to the date of termination, you shall be treated no less favourably than other executives of your status in respect of the level of bonus paid to you. For the avoidance of doubt insofar as the provisions of this sub-clause conflict with the provisions of any applicable bonus scheme the terms of this sub-clause shall prevail:

          (iii) receive outplacement counselling at a level appropriate to your status and position as reasonably determined by the Company;

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          (iv) benefit from the exercise of maximum discretions in your favour under the Company's bonus schemes, the Company's Executive Share Option Scheme, and the schemes or plans referred to in clause 7(g) and any successor schemes.

     (b) For the purposes of this Clause 10 "Change of Control" means circumstances in which any person (or persons acting in concert) obtains "control" (as defined in Section 840 of the Income and Corporation Taxes Act 1988) of the Company.

     (c) The payments made under this Clause 10 shall be payable less tax and other statutory deductions which the Company is obliged to deduct from such payments and you hereby agree that you will not be entitled to any further or additional compensation or payment of any kind whatsoever in respect of this Agreement, its termination or repudiation and the termination of your employment and waive release and discharge any and all such claims, and undertake to sign such documentation and do such things as the Company may reasonably require to give effect to this.

11.  SUMMARY TERMINATION OF EMPLOYMENT

     Your employment may be terminated by the Company without notice or payment in lieu of notice:

     (a) If you are guilty of any gross default or gross misconduct in connection with or affecting the business of the Company or any company in the Group for which you are required by this Agreement to render services; or

     (b) In the event of any serious or repeated breach or serious or repeated non-observance by you of any of the stipulations contained in this Agreement; provided that if such breach or non-observance is capable of remedy, you shall have failed to remedy it within such reasonable period being not less than 30 days, as is specified in a written notice from the Company specifying the breach or non-observance and requiring it to be remedied; or

     (c) If you have an interim receiving order made against you, become bankrupt or make any composition or enter into any deed of arrangement with your creditors; or

     (d) If you are convicted of any arrestable criminal offence (other than an offence under road traffic legislation in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed); or

     (e) If you are disqualified from holding office in another company in which you are concerned or interested because of wrongful trading under the Insolvency Act 1986; or

     (f) If you become of unsound mind or become a patient under the Mental Health Act 1983; or

     (g) If you are convicted of any offence under the Companies Securities (Insider Dealing) Act 1985 or under any other present or future statutory enactment or regulations relating to insider dealings; or

     (h)  If you voluntarily resign as a Director of the Company.

12.  RESIGNATION AND RETURN OF COMPANY PROPERTY

     (a) Upon the termination, by whatever means, of this Agreement, you will forthwith deliver to the Company all credit cards, keys and other property of, or relating to the business of the Company and the Group, wherever held, including all computer generated material, whether on disk or otherwise, which may be in your possession or under your control, save that this Clause 12(a) does not apply to Board minutes of the Company or any company in the Group and any documentation referred to therein relating to any period during which you were a director of the Company or such Group company which shall nevertheless remain confidential.

     (b) If, for any reason and with the consent of the Company, you retain the use of a motor car, or other Company property, for a period following the termination of this Agreement, the Company shall be entitled to hold a reasonable sum of money as surety against the return of such property in fit and proper condition at an agreed time and place.

     (c) Upon the termination of your employment, you will immediately resign from any office held as a Director or Secretary of companies in the Group as may be so requested,

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          without claim for compensation and shall immediately repay all outstanding debts or monies due to the Company and the Company is hereby authorised to deduct from any wages (as defined by Section 27 of the Employment Rights Act 1996) or monies due to you from the Company a sum in repayment of all or any part of any such debts or monies due from you to the Company.

13.  CONFIDENTIAL INFORMATION

     (a) Unless ordered to do so by a court of competent jurisdiction you will not, either during the continuance of this employment, except so far as is necessary in the performance of your duties, or thereafter, without first having the consent in writing of the Company, divulge to any third party whatsoever any confidential information concerning the business, accounts, finances, materials, machinery, processes, secrets, dealings, transactions or affairs of the Company or any other company in the Group which has or may come to your knowledge during the course of this employment. For the purposes of this clause "confidential information" shall include but not be limited to the following (whether recorded in writing, on computer disk or in any other manner); internal management accounts; customer data; investment and pricing policies; product performance data; documents disclosing names and addresses of customers and suppliers of the Company and/or the Group; the contact name at such customer or supplier; the requirements of such customer or supplier; discounts offered by the Company and/or the Group; computer passwords. This duty remains binding on you even after your employment with the Company has terminated. The restrictions contained in this Clause 13(a) shall cease to apply with respect to any information which comes into the public domain otherwise than through unauthorised disclosure by you.

     (b) You will not, except in the normal course of business, publish any literature, deliver any lectures of make any communication with the Press or Media except with the prior permission of the Company.

14.  INVENTIONS AND IMPROVEMENTS

     Any invention, improvement, modification, discovery or design made by you solely, or jointly with any other person, arising out of or during the course of your employment shall be the sole property of the Company unless it determines otherwise.

15.  POST EMPLOYMENT RESTRICTIONS

     (a) For a period 12 months following the termination of your employment, you will not without the prior written consent of the Company, on your own behalf or on behalf of any person, firm or company directly or indirectly:

          (i) Endeavour to solicit or entice away from the Group any person who at any time during the period of 12 months immediately preceding the termination of your employment was employed or engaged by the Group at Senior Management level or above and with whom you had material contact during the course of your employment with the Company, or

          (ii) Be associated with any bid for or purchase of any business within the United Kingdom, which the Company had, at any time during the 12 months immediately prior to the termination of your employment entered into negotiations or discussions with, or had investigated, in each case with a view to the purchase of, or to bid for that business, and in which proposed bid or purchase you were personally involved.

     (b) For a period of 12 months following the termination of your employment with the Company, you will not without the prior written consent of the Company, be employed by, have interest in, act as advisor or consultant to, any other person firm or company which at the time of your ceasing to be employed by the Company is engaged in the same or a similar business to that of the Company or any Associated Company carried on by

                                      -7-

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          the Company or any Associated Company at the date of termination of your employment and with which you are materially involved in the period of 12 months immediately prior to the termination of your employment and which is in competition with the Company or any Associated Company and which is in competition with the Company or any Associated Company.

     (c) The period of the restrictions set out in Clauses 15(a)(i) and (ii) and 15(b) above shall be reduced pro rata by any period during which the Company exercises its rights under Clause 1 (b) above.

16.  DATA PROTECTION

     You acknowledge that the Company will hold the information contained within this Agreement on your personal file. You are entitled under statute to have access to this file and to other information the Company holds about you pursuant to your employment hereunder (whether in computerised or manual record form) subject to certain restrictions imposed by law.

17.  GRIEVANCE AND DISCIPLINARY PROCEDURES

     (a) If you wish to seek redress of any grievance relating to your employment (other than one relating to a disciplinary decision) you should refer such grievance to the Chairman and if the grievance is not resolved by discussion with him, it will be referred to the Board for resolution.

     (b) The Company's disciplinary procedures from time to time in force will be provided to you for information purposes only and do not form part of the contractual provisions of this Agreement.

18.  DEFINITIONS

     In this Agreement, "associated companies" shall mean companies which are from time to time subsidiaries or holding companies of the Company or subsidiaries (other than the Company) of holding companies of the Company and "subsidiary" and "holding company" shall have the meanings respectively ascribed thereto by Section 736 of the Companies Act 1985.

19.  GOVERNING LAW

     This Agreement shall be governed by and construed in accordance with the Law of England and the parties agree to submit to the non-exclusive jurisdiction of the English courts as regards any claim or matter arising in respect of this Agreement.

DATE:  February 14, 2002


SIGNED by: Peter M. Brooks
For and on behalf of ENODIS plc


SIGNED by the said ANDREW ALLNER:   /s/ Andrew Allner
                                 ------------------------

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